

GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.



19,215,[illegible] [illegible]tanding

10015187

Ref.: File no. 82-4025

February 1st, 2010

Globex's Rare Earth Property Returns Significant Assays

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX) is pleased to provide shareholders with assay results from surface grab sampling of outcrops and possibly large boulders for rare earth elements on our 100% owned Turner Falls property in Villedieu Township, Quebec approximately 45 kilometres east of Kipawa.

Fifteen (15) rock samples were analysed for, among other things, trace elements including rare earths. Many of the assays are anomalous and two are very anomalous in Heavy and Light Rare Earths and Yttrium as indicated in the table below:

	Sample 12375	Sample 29469
TREO+Y	4.57%	3.60%
HREO+Y	1.58%	0.53%
Ratio: HREO+Y/TREO+Y	34.6%	14.7%

Note: TREO+Y=Total Rare Earth Oxides plus Yttrium Oxide
HREO+Y=Heavy Rare Earth Oxides plus Yttrium Oxide

SUPPL

When evaluating rare earth assays, the higher the ratio of heavy rare earth oxides to the total rare earth oxide content, the better the potential of the prospect. The ratios of the two samples above, indicate positive exploration potential. In addition, the two samples assayed **5.62% and 4.09% Zirconium Oxide (ZrO_2)** respectively and the first sample contained **1.15% Niobium Oxide (Nb_2O_5)**.

The Turner Falls area was prospected in the 1950's and a showing of rare earths, niobium oxide and uranium was discovered in Grenville rocks. Reports in Quebec Government files indicate an average of **8.05% Rare Earths Oxides** and **2.04% Niobium Oxide** in 4 samples (GM6623-A) taken over a strike length of at least 400 meters (GM 43492).

The Turner Falls Property is part of the over 20,000 hectare Hunter's Point Property where a number of showings of uranium and gold have produced assays of up to **7.7% U_3O_8** and **1.1 oz/ton gold**. In addition, recent work has located showings of anomalous and high grade rare earth values on the property in areas other than the Turner Falls showing.

Below are tables reporting in parts per million (ppm) the abundance of rare earths elements in the 15 samples (1000 ppm= 1 g/t).

Light Rare Earths					
Sample #	Lanthanum (La)	Cerium (Ce)	Praseodymium (Pr)	Neodymium (Nd)	Samarium (Sm)
12370	39.9	163	10.6	38.9	10.1
12371	14.1	37.6	4.73	21	7.2
12372	3.1	26	1.59	7.9	4
12373	82.4	285	20.7	65.9	11.4
12374	2.6	8.8	0.92	3.7	2
12375	4980	11900	1510	5720	1450
29468	81.8	1190	27.8	102	31.6
29469	6770	12800	1440	4400	850
29470	183	385	43.3	147	25.8
29471	122	321	31.1	108	24.1
29472	57.9	146	14.8	52.4	11.7
29473	3.8	15.3	1.02	3.7	1.4
29474	16.9	86	6.53	30.4	11.5
29475	26.8	50.8	5.83	20.4	4.3
29476	9.6	19.5	2.64	10.7	2.6

Heavy Rare Earths

Sample#	Europium (Eu)	Gadolinium (Gd)	Terbium (Tb)	Dysprosium (Dy)	Holmium (Ho)	Erbium (Er)	Thulium (Tm)	Ytterbium (Yb)	Lutecium (Lu)
12370	1.1	10.9	2.5	17.7	3.9	12.6	2.13	14.4	1.99
12371	0.77	8.6	2	14.3	3.2	10.7	1.85	12.8	1.85
12372	0.77	5.2	1.5	10.5	2.3	7.5	1.32	8.4	1.1
12373	1.05	7.4	1.2	6.5	1.4	4.8	0.98	7.8	1.56
12374	0.42	4	1.3	11.3	3	11.8	2.06	15.2	2.44
12375	154	1260	263	1770	369	1150	174	1100	138
29468	3.5	37	9.7	68.8	15.1	48.8	8.49	59.5	8.65
29469	73	573	91.3	508	101	292	42.4	281	41.3
29470	2.19	19.5	3.7	24.5	5.4	17.7	3.07	21.1	3.06
29471	3.28	20.9	4.7	33.4	7.7	26	4.43	29.5	4
29472	0.58	9.6	1.6	9.6	1.9	5.5	0.82	5.8	0.97
29473	0.22	1.7	0.5	3.4	0.8	2.7	0.51	3.9	0.6
29474	1.42	13.3	3	20.6	4.5	14.5	2.34	15	1.94
29475	0.2	3.7	0.7	4.3	0.9	3.1	0.53	3.9	0.68
29476	0.8	2.4	0.4	2.8	0.6	1.6	0.24	1.6	0.26

Other Elements

Sample#	Yttrium (Y)	Zirconium (Zr)	Hafnium (Hf)	Thorium (Th)	Uranium (U)
12370	104	2230	54.5	119	9.9
12371	86	1190	26.3	19.3	7.2
12372	51	236	6.2	31.5	7.9
12373	40	1680	47.8	116	14.2
12374	61	45	1.7	16.2	50.2
12375	6700	41600	1060	3105	1550
29468	273	4620	98.7	171	60.1
29469	2360	30300	679	898	197
29470	127	1230	26.9	20.5	11.9
29471	172	1240	31.4	60.3	10.3
29472	49	1140	24.5	8.3	2.4
29473	20	120	5.1	10.3	3.1
29474	134	778	16.4	33.9	3.9
29475	28	860	17.7	4.8	1.8
29476	16	72	1.7	0.9	0.7

Sample preparation was done by Laboratoires Expert located at 127 Industrial Boulevard, Rouyn-Noranda, Quebec. Pulps were sent to Activation Laboratories Ltd. At 1336 Sandhill Drive, Ancaster,Ontario for fusion and analysis. Fused samples are diluted and analyzed by Perkin Elmer Sciex ELAN 9000 ICP/MS. Three blanks and five controls (three before sample group and two after) are analyzed per group of samples. Duplicates are fused and analyzed every 15 samples. The instrument is recalibrated every 40 samples.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com